June 22, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	Platform Ventures Diversified Housing REIT, LLC

Amendment No. 1 to

Draft Offering Statement on Form 1-A
Submitted May 4, 2018
CIK No. 00017026676

Dear Ms. Gowetski:

This letter is being submitted on behalf of Platform Ventures Diversified Housing REIT, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted on May 4, 2018 (the “Draft Offering Statement”), as set forth in your letter dated May 29, 2018 addressed to Mr. Steinberg, Senior Vice President and General Counsel of the Company (the “Comment Letter”). The Company is concurrently publicly filing an Offering Statement on Form 1-A (“Offering Statement”) which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Offering Statement, and page references in the responses refer to the Offering Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

General

1.	We note your disclosure on page 58 regarding the mandatory arbitration provision in the Subscription Agreement. Please revise to:

a.	Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the State of Kansas.

RESPONSE: The disclosure on page 58 of the Offering Statement has been revised to note (i) that the Company’s belief that the arbitration provisions are enforceable is based on discussions with and research performed by the Company’s counsel and (ii) if its conclusion proves to be incorrect, the Company will abide by any decision to that effect.

b.	Clarify whether the provision applies to claims under “the US federal securities laws” and whether it applies to claims other than in connection with this offering.

RESPONSE: The provision applies to claims under the US federal securities laws and other claims that are in connection with the offering and the Company.

We have revised the disclosure on pages 58 and 171 of the Offering Statement and in Section 13 of the Subscription Agreement, on page B-11 of the Offering Statement, to explicitly state that the provision applies to claims under the US federal securities laws.

The provision also applies to claims other than in connection with this offering. The Company respectfully advises that we had previously disclosed on page 171 of the Draft Offering Statement that the “arbitration provision applies to all claims that may be made regarding this offering, our ongoing operations and management of our investments, among other things[.]” However, the Company has revised the language to more explicitly state that the arbitration provision applies to all claims that may be made that are related to the Company, including with respect to this offering, the Company’s holdings, the common shares, the Company’s ongoing operations and the management of its investments, among other matters (in addition to including reference to the US federal securities laws). Additionally, we have revised the disclosure on page 58 of the Offering Statement and in Section 13 of the Subscription Agreement, on page B-11 of the Offering Statement, to include similar additional disclosure that the provision applies to claims other than in connection with this offering.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

c.	Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that any purchasers of shares in a secondary transaction would be subject to the arbitration provision because the arbitration provision is also contained in the Company’s Operating Agreement. The Company has revised the disclosure on pages 58 and 171 of the Offering Statement to clarify that both the Subscription Agreement and the Company’s Operating Agreement contain an arbitration provision and therefore all shareholders will be subject to such provision. The Company also added similar disclosure to page 131 in the “Description of Our Common Units—Operating Agreement” section to summarize the arbitration provision in the Company’s Operating Agreement. In addition, the Company has added disclosure to the risk factor on page 58 to make clear that the arbitration provision will apply to purchasers of shares in a secondary transaction.

d.	Revise the disclosure on page 58 and Section 13 of the Subscription Agreement to add the anti-waiver language included on page B-2 of the Subscription Agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Offering Statement and in Section 13 of the Subscription Agreement, on page B-11 of the Offering Statement, to add the anti-waiver language that is included on page B-2 of the Offering Statement. The Company also added the waiver on page 131 in the “Description of Our Common Units—Operating Agreement” section, where disclosure was added to summarize the arbitration provision in the Company’s Operating Agreement.

Material Adverse Developments on Prior Programs, page 122

2.	We note your response to prior comment 17 that none of the adverse developments were material and none of them have had a materially adverse impact on any of the prior programs nor resulted in negative returns. Please revise to disclose this information.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Offering Statement to include a statement that none of the adverse developments were material and none of them have had a materially adverse impact on any of the prior programs nor resulted in negative returns.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

Financial Statements

Unaudited Pro Forma Condensed Financial Information, page F-8

3.	We note your response to prior comment 20. Please revise to disclose that the Sponsor has the power and intention to initiate and approve the acquisition of the Seed Assets and bridge financing as indicated in your response.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Offering Statement as follows [revisions highlighted]:

~~Upon the Company’s acceptance of subscriptions meeting a minimum threshold of at least $5,000,000 in offering proceeds, or shortly thereafter, t~~The Company intends to acquire from affiliates of the Sponsor interests in the following pre-identified properties (the “Seed Assets”). After acceptance of subscriptions equal to the Domain equity investment required at close, which is estimated to be $7,820,966, the Company intends to first acquire the Domain property, and subsequently acquire Orchard Corners. The Sponsor is the indirect 100% owner and manager of both the entities that hold the Seed Assets, as well as the entity that intends to provide the bridge loan. The Sponsor is also the indirect 100% owner and will control the Manager of the Company. Although no definitive agreement for the acquisition or bridge financing is currently in place, the Sponsor has the power and intention to initiate and approve the acquisitions of the Seed Assets and bridge financing.

4.	We note your response to prior comment 22 and continue to consider the related party nature of the Seed Assets given the common control over both of the properties exercised by your Sponsor as it relates to the financial statement requirements of Orchard Corners under Rule 8-06 of Regulation S-X. We may have further comment.

RESPONSE: In response to the Staff’s comment, the Company respectfully notes the properties were purchased less than nine months ago on behalf of the Company and are simply being warehoused and transferred to the Company prior to qualification at cost plus a small warehousing fee to cover cost of managing the asset during the interim period. The Company respectfully notes that the Sponsor could have simply loaned the money to the Company prior to qualification and the Company could have then purchased one or both Seed Assets directly and used future offering proceeds to repay the loan rather than pay for the properties. As such, we respectfully request the Company not be penalized for what otherwise is a form over substance distinction.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

5.	We note your response to prior comment 23. When using an alternative measurement base for significance tests in a blind pool offering, we would not object to using a denominator which includes total assets as of the date of acquisition, exclusive of the properties to be acquired, plus offering proceeds (net of commissions) in good faith expected to be raised over the next twelve months. Alternatively, we would also not object to using a denominator equal to the total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions. Please assess the significance of Orchard Corners in accordance with these guidelines and revise as necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Offering Statement as follows [revisions highlighted]:

The ~~Company’s total projected assets as of the date of acquisition are $49,854,912 as noted above, plus proceeds expected to be raised in the offering over the next 12 months are $38,987,738 ($50,000,000 raise less $1,000,000 estimated Offering costs, less $10,012,262 projected company equity investment at close), which results in a denominator of $88,842,650 in the significance test. Therefore, only the~~ Domain Seed Asset exceeds the 10% significance threshold and is reflected in the pro forma financial statements. The Company will acquire Orchard Corners after the Domain property has been acquired at which point Orchard Corners will be insignificant as of its anticipated date of acquisition. Therefore, Orchard Corners has been excluded from the pro forma financial statements. ~~Orchard Corners is therefore excluded.~~

Utilizing the first test listed in comment #5 above, and assuming the Company’s acquisition of Orchard is contingent upon the Company first acquiring Domain and obtaining equity subscriptions equal to the Domain equity investment required at close, Orchard will be insignificant as of the anticipated date of acquisition.

Investment in Orchard	5,901,332	6.94%
Denominator*	84,986,637

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

*Calculation of the Denominator is as follows:

50,000,000	Equity expected to be raised over the next 12 months
(1,000,000)	Estimated offering costs
(7,820,966)	Company equity allocated to Domain acquisition
41,179,034	Net equity expected to be raised over the next 12 months
43,807,603	Company GAAP-basis total assets as of the Orchard Acquisition Date
84,986,637

The Company would also like to note that it does not currently have access to the Orchard Corners property’s books and records to allow for an audit of the property operations prior to the acquisition by its affiliate from a third party seller in October 2017. In addition, the Company believes that after the Domain acquisition such Orchard Corners financial statements are not material and not meaningful to a potential investor’s investment decision with respect to the Company’s common shares in the initial public offering and respectfully requests that the Staff grant the Company relief from any potential technical requirement under Section 3130 that the Company include such financial statements in the Registration Statement.

The Domain at City Center, LLC

Note B – Summary of Significant Accounting Policies

4. Taxes, page F-16

6.	We note that your tax expense is net of $454,717 in estimated TIF Reimbursements. Please tell us, and revise to disclose, the actual amount of TIF Reimbursements received.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page F-17 of the Offering Statement as follows [revisions highlighted]:

In accordance with an agreement between Domain and the City of Lenexa (the “City”), the City will reimburse Domain for tax increment financing (“TIF”) reimbursable costs (“TIF Reimbursements,” as defined in the agreement) derived from ad valorem property taxes actually received by the city from Domain (“TIF Revenues,” as defined in the agreement). TIF Revenues are defined within the agreement as only those generated by the collection of Domain property taxes. If sufficient TIF revenues are not available to pay all ~~of the~~ TIF reimbursable costs, the City of Lenexa is under no obligation to reimburse TIF reimbursable costs for any other source. In addition, Domain must not be delinquent in paying taxes in order to receive TIF Reimbursements. The TIF agreement was executed on January 21, 2014 and extends for a 20-year term. Domain received the first TIF Reimbursement in September 2017.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

Taxes for the year ended December 31, 2017 consist of real estate tax expense of $551,018 net of $454,717 in estimated TIF Reimbursements related to the same tax year, which approximates the 2017 TIF Reimbursement calculation provided by the City in February 2018. As of the date of this report, Domain received a TIF Reimbursement of $439,033 related to 2017 real estate taxes.

Johnson County, Kansas taxes are paid in arrears with due dates in December of the current tax year and May of the following tax year. The City of Lenexa then receives tax payments from Johnson County, Kansas two times per year. All disbursements for TIF Reimbursable Costs are made by the City of Lenexa biannually, on or before February 15 and July 15. Domain received a similar TIF reimbursement in June 2018 for the second half of its 2017 real estate taxes.

7.	We note that if sufficient TIF revenues are not available to pay all of the TIF reimbursable costs, the City of Lenexa is under no obligation to reimburse TIF reimbursable costs for any other source. Please tell us how you determined that receipt of TIF Reimbursement is reasonably assured and accruing this incentive is appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Offering Statement as follows [revisions highlighted]:

In accordance with an agreement between Domain and the City of Lenexa (the “City”), the City will reimburse Domain for tax increment financing (“TIF”) reimbursable costs (“TIF Reimbursements,” as defined in the agreement) derived from ad valorem property taxes actually received by the city from Domain (“TIF Revenues,” as defined in the agreement). TIF Revenues are defined within the agreement as only those generated by the collection of Domain property taxes. If sufficient TIF revenues are not available to pay all ~~of the~~ TIF reimbursable costs, the City of Lenexa is under no obligation to reimburse TIF reimbursable costs for any other source. In addition, Domain must not be delinquent in paying taxes in order to receive TIF Reimbursements. The TIF agreement was executed on January 21, 2014 and extends for a 20-year term. Domain received the first TIF Reimbursement in September 2017.

Domain received a similar TIF reimbursement in June 2018 for the second half of its 2017 real estate taxes.

Because historically Domain has paid its real estate tax invoices timely and revenues are not dependent upon property tax revenues outside of those generated by Domain, we believe receipt of the TIF Reimbursement is reasonably assured and accrual of the incentive is appropriate.

* * *

Ms. Jennifer Gowetski

Division of Corporation Finance

June 22, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail

Greg Steinberg, Senior Vice President and General Counsel

Platform Ventures Diversified Housing REIT, LLC